Exhibit 99.1

www.franco-nevada.com

Press Release

Franco-Nevada To Release Second Quarter 2014 Results

Second Quarter Results Release:	August 6th after market close
Conference Call and Webcast:	August 7th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-231-8191
International: 647-427-7450

Webcast: A live audio webcast will be accessible at www.franco-nevada.com

A conference call replay will be available until August 14th, 2014 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 72824729

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com